

Mail Stop 7010

March 16, 2009

Via U.S. mail and facsimile

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estée Lauder Companies, Inc.
767 Fifth Avenue
New York, NY 10153

      RE: Form 10-K for the fiscal year ended June 30, 2008
             File No. 001-14064

Dear Mr. Kunes:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief